-FOR IMMEDIATE RELEASE-

ELRON APPROVED BY NASDAQ FOR INCLUSION IN NASDAQ GLOBAL SELECT MARKET

Tel Aviv, Israel, January 18, 2007 – Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) today announced that it has been approved by Nasdaq for inclusion in the Nasdaq Global Select Market. As of July 2006, Nasdaq-listed companies were classified under three listing tiers – Nasdaq Global Select Market, Nasdaq Global Market and Nasdaq Capital Market. Elron had initially been listed on the Nasdaq Global Market.

Charlotte Crosswell, Head of Nasdaq International commented: "Nasdaq is delighted to welcome Elron to its Global Select Market, which has the highest financial eligibility standards of any market world wide. Elron joins 13 companies from Israel which are listed on Nasdaq's Global Select Market. We congratulate Elron on this achievement".

Doron Birger, President & Chief Executive Officer of Elron commented, "We are pleased to have been approved by Nasdaq for inclusion in its Global Select Market, which is seen as a mark of achievement and stature for qualified companies".

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:
Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider).